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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )

                               ----------------

                          A.P. GREEN INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          A.P. GREEN INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            COMMON STOCK, PAR VALUE
                                $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   393059100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MICHAEL B. COONEY, ESQ.
            SENIOR VICE PRESIDENT--LAW/ADMINISTRATION AND SECRETARY
                          A.P. GREEN INDUSTRIES, INC.
                                GREEN BOULEVARD
                             MEXICO, MISSOURI 65265
                                 (573) 473-3626
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             ROBERT M. LAROSE, ESQ.
                                THOMPSON COBURN
                             ONE MERCANTILE CENTER
                           ST. LOUIS, MISSOURI 63101
                                 (314) 552-6000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is A.P. Green Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is Green Boulevard, Mexico, Missouri 65265. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Company Common Stock"), of the Company, including the associated rights to purchase the Company's Series B Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of November 13, 1997, as amended by that certain First Amendment to Rights Agreement, dated as of March 5, 1998 (together, the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent") (the Company Common Stock and the Rights together are referred to herein as the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to the tender offer (the "Offer") by BGN Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Global Industrial Technologies, Inc., a Delaware corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 6, 1998 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $22.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer Documents").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 3, 1998 (the "Merger Agreement"), by and among the Company, Purchaser and Merger Sub. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), and each issued and outstanding Share (other than Shares owned by Purchaser, Merger Sub or any other subsidiary of Merger Sub (collectively, the "Purchaser Companies") or Shares that are held by stockholders exercising their appraisal rights ("Dissenting Stockholders") pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL")) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $22.00 or such greater amount which may be paid pursuant to the Offer (the "Merger Consideration"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Purchaser. A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Purchaser and Merger Sub are located at 2121 San Jacinto Street, Suite 2500, Dallas, Texas 75201.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or Merger Sub or their respective executive officers, directors or affiliates.

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     ARRANGEMENTS WITH PURCHASER, MERGER SUB OR THEIR RESPECTIVE AFFILIATES

 Confidentiality Agreement

  The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of December 12, 1997, between the Company and Purchaser (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

  The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, each of the Company and Purchaser agreed that, for a period of three years from the date thereof, it would keep confidential all nonpublic, confidential or proprietary information furnished to it by the other relating to the Company or Purchaser, as the case may be, subject to certain exceptions (the "Evaluation Material"), and use the Evaluation Material solely for the purpose of evaluating a possible transaction involving the Company and Purchaser. In addition, each of the Company and Purchaser has agreed in the Confidentiality Agreement that for a period of eighteen months from the date thereof, unless consented to in writing by the other, neither it nor any of its affiliates will, among other things, directly or indirectly, by purchase or otherwise, acquire or offer to acquire or agree to acquire ownership or warrants or options covering any common shares of the other. Each party further agreed that, for a period of two years from the date thereof, neither it nor any of its affiliates would solicit to employ, without the written consent of the other, officers or employees of the other or of the other's affiliates with whom it, its affiliates or its representatives have had contact, or who were specifically identified to it or its representatives during the period of investigation of the Company, so long as such officers or employees are employed by the other or any of the other's affiliates, provided that either party or their respective affiliates could make general solicitations of employment not directed to the other party, its affiliates or its employees.

 Exclusivity Agreement

  Pursuant to an Exclusivity Agreement, dated as of February 25, 1998 (the "Exclusivity Agreement"), by and between Purchaser and the Company, as an inducement to Purchaser to negotiate the definitive Merger Agreement with the Company, to keep available its proposal for consideration by the Board of Directors of the Company and in consideration of the time and expense Purchaser would devote to the Merger, the Company agreed to negotiate exclusively with Purchaser during the period (the "Exclusivity Period") beginning upon execution of the Exclusivity Agreement and ending upon the earlier of (i) the execution and delivery of the Merger Agreement or (ii) midnight on March 4, 1998. In addition, the Company agreed (a) to cause its Company Representatives (as defined below) not to directly or indirectly (A) contact, solicit, encourage or respond to any inquiry or proposal with respect to a merger, consolidation, share exchange, liquidation, dissolution or sale of all or a substantial portion of the assets of the Company or any purchase of 10% or more of the Shares or (B) enter into any discussions or negotiations concerning such a proposal or disclose any information concerning the Company or otherwise assist or facilitate any effort relating to such a proposal, (b) to immediately cease any existing discussions concerning such a proposal, and (c) to notify Purchaser immediately if the Company or any Company Representatives received any proposals, offers, requests for information or solicitations of negotiations or discussions.

 Merger Agreement

  The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.


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

  The Offer. The Merger Agreement provides for the commencement of the Offer not later than the fifth business day from the date of execution of the Merger Agreement. The Merger Agreement also provides that Purchaser and Merger Sub cannot waive the Minimum Condition (as defined below) or, unless previously approved by the Company in writing, decrease the Offer Price, change the form of consideration payable in the Offer (other than by increasing the consideration), reduce the maximum number of Shares to be purchased in the Offer, or impose conditions to the Offer in addition to those set forth in the Merger Agreement that are materially adverse to the holders of Shares. Notwithstanding the foregoing, Merger Sub may extend the Offer from time to time notwithstanding the prior satisfaction of the Offer Conditions (as defined below).

  Merger Sub shall not be required to accept for payment, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to the Merger Sub's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) prior to the expiration of the Offer,
(x) a number of Shares which, together with any Shares owned by Purchaser or the Merger Sub, represent more than 50% of the voting power (determined on a fully-diluted basis) of all securities of the Company entitled to vote generally in the election of directors or in connection with a merger shall not have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (y) any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of the Shares pursuant to the Offer and any applicable waiting periods under any foreign statutes or regulations that are applicable to the Offer and the Merger shall not have expired or been terminated, or any consents, approvals or authorizations ("Regulatory Approvals") required to be obtained from any governmental or regulatory authority, agency, commission or other entity, domestic or foreign ("Governmental Entity") applicable to the Offer and the Merger shall not have been obtained on terms satisfactory to Purchaser in its reasonable judgment; or
(ii) on or after March 3, 1998, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events shall occur:

    (a) there shall have occurred (A) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, Inc. ("NYSE"), (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (C) a commencement or escalation of a war, armed hostilities or other international calamity directly or indirectly involving the United States,
  (D) any limitation (whether or not mandatory) by any Governmental Entity on, or any other event which might affect, the extension of credit by banks or other lending institutions, (E) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets thereof, (F) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof, (G) any extraordinary or material change in the market price of the Shares or in the United States securities or financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index, or (H) any material adverse change in the relevant financial markets that could reasonably be expected to materially and adversely affect the debt facilities related to the financing of the Offer;

    (b) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Merger Agreement or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete in any material respects when made or thereafter shall become inaccurate or incomplete in any material respect;

    (c) there shall be threatened, instituted or pending any civil, criminal or administrative action, suit, claim, hearing, investigation or proceeding ("Action") before any court or other Governmental Entity by any Governmental Entity or instituted or pending any Action by any other person, domestic or foreign: (A) challenging the acquisition by Purchaser or Merger Sub of the Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer or the Merger or other subsequent business combination, seeking to obtain any material damages or otherwise directly or indirectly relating to the

                                       4
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  transactions contemplated by the Offer or the Merger or other subsequent business combination; (B) seeking to prohibit, or impose any material limitations on, Purchaser's or Merger Sub's ownership or operation of all or any portion of their or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Purchaser or Merger Sub to dispose of or hold separate all or any portion of Purchaser's or Merger Sub's or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Merger or other subsequent business combination; (C) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or to render Merger Sub unable to, or result in a delay in, or restrict, the ability of Purchaser or Merger Sub to, accept for payment, purchase or pay for some or all of the Shares; (D) seeking to impose material limitations on the ability of Purchaser or Merger Sub effectively to acquire or hold or exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on matters properly presented to the stockholders; or (E) that, in any event, in the judgment of Purchaser, is reasonably likely to have a material adverse effect on the financial condition, properties, business or operations of the Company or Purchaser or Merger Sub (or any of their respective affiliates or subsidiaries) or the value of the Shares to Purchaser or Merger Sub or the benefits expected to be derived by Purchaser or Merger Sub as a result of the consummation of the transactions contemplated by the Offer and the Merger;

    (d) any statute, rule, regulation, judgment, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Merger, the Merger Agreement or other subsequent business combination, or any other action shall have been taken, proposed or threatened, by any court or other Governmental Entity other than the application to the Offer, the Merger, the Merger Agreement or other subsequent business combination of waiting periods under the HSR Act that, in the judgment of Purchaser, could be expected to, directly or indirectly, result in any of the effect of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in parts (A) through (E) of clause (c) above;

    (e) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including the Company or its subsidiaries), or it shall have been publicly disclosed or Purchaser shall have learned that (A) any person (including the Company or its subsidiaries), entity or "group" (as defined in Section 13(d) of the Exchange Act, and the rules promulgated thereunder) shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 20% of any class or series of capital stock of the Company (including the Shares) other than for bona fide arbitrage purposes or (B) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares in a merger, consolidation or other business combination involving the Company;

    (f) any change shall have occurred (or any development shall have occurred involving a prospective change) or Purchaser or Merger Sub shall have become aware of any fact (including, but not limited to, any such change) that has had, or is reasonably likely to have, a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole;

    (g) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn its approval or recommendation of the Offer, the Merger Agreement or the Merger, or shall have failed to publicly reconfirm such approval or recommendation upon request by Purchaser or Merger Sub, or shall have endorsed, approved or recommended any other offer or proposal (including, without limitation, any offer or proposal to the stockholders of the Company (an "Acquisition Proposal") concerning any acquisition or exchange of all or any material portion of the assets of, or more than 15% of the equity interest in, the Company or any of its subsidiaries (by direct purchase from the Company, tender or exchange offer or otherwise) or any business combination, merger, consolidation or similar transaction (including an exchange of stock or assets) with or involving the Company or any subsidiary or division of the Company (an "Acquisition Transaction"), or shall have resolved to do any of the foregoing; or


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    (h) the Merger Agreement shall have been terminated by the Company or
  Purchaser or Merger Sub in accordance with its terms or Purchaser or Merger Sub shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

which, in the sole judgment of Purchaser and Merger Sub, in any such case, and regardless of the circumstances (including any action or inaction by Purchaser or Merger Sub) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares (collectively, the "Offer Conditions").

  The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation in the Merger, and each issued and outstanding Share (other than Shares owned by Purchaser Companies or Shares held by stockholders who exercise their appraisal rights pursuant to
Section 262 of the DGCL) shall be converted into the right to receive the Merger Consideration. In addition, all Shares (other than those owned by Purchaser Companies) will be canceled and retired and shall cease to exist, and holders of certificates formerly representing Shares shall only have the right to receive upon surrender of such certificates either the Merger Consideration or the "fair value" of such Shares in accordance with Section 262 of the DGCL.

  The Merger Agreement also provides that (i) the directors of the Merger Sub immediately prior to the date upon which a Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (the "Effective Time") will be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation; (ii) the Restated Certificate of Incorporation of the Company (the "Company Certificate") will be the initial Certificate of Incorporation of the Surviving Corporation, except that Article Fourth of the Certificate of Incorporation shall be amended in its entirety to provide that the aggregate number of shares which the Company shall have the authority to issue shall be 1,000 shares of common stock, par value $1.00 per share; and (iii) the By-laws of the Company (the "Company By-laws") will be the initial By-laws of the Surviving Corporation.

  Treatment of Options. The Merger Agreement provides that, except as provided below, each option ("Option") to purchase Shares, whether or not then exercisable, which has been granted under the Company's 1987 Long-Term Performance Plan, 1989 Long-Term Performance Plan, 1993 Performance Plan and 1996 Long-Term Performance Plan (collectively, the "Option Plans") will be canceled in exchange for an amount in cash (the "Option Payment") to be paid by Purchaser as soon as practicable after the Effective Time equal to the product of the number of Shares previously subject to the Option and the difference between the Merger Consideration and the per share exercise price of such Option. The Merger Agreement provides that Paul F. Hummer II, Chairman of the Board, President and Chief Executive Officer of the Company, may elect to convert Options for up to 75,000 Shares held by him into options ("Purchaser Options") to purchase Purchaser common stock ("Purchaser Common Stock") at an exchange ratio of 1.405 shares of Purchaser Common Stock for every Share subject to Options so converted. See "Arrangements with Executive Officers, Directors or Affiliates of the Company--Stock Options."

  Directors. The Merger Agreement provides that, following the purchase by Merger Sub of Shares pursuant to the Offer, if requested by Purchaser, the Company will take all actions necessary to cause persons designated by Purchaser to become directors of the Company so that, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, the total number of such persons is equal to at least the product of (i) the total number of directors on the Board of Directors of the Company (giving effect to such additional directors) and (ii) a fraction, the numerator of which is the aggregate number of Shares beneficially owned by Merger Sub or its affiliates and the denominator of which is the total number of Shares then outstanding. In addition, if requested by Purchaser, the Company will use its reasonable efforts to cause persons designated by Purchaser to constitute the same proportionate representation of each committee of the Board of Directors of the Company, each board of directors of each subsidiary of the Company and each committee of each such board. The Company has also agreed to promptly take all actions required pursuant to Section 14(f) of

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the Exchange Act and Rule 14f-1 promulgated thereunder and to include in this
Schedule 14D-9 or in a separate Rule 14f-1 information statement provided to stockholders, such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations.

  The Merger Agreement also provides that after the date of consummation of the Offer and prior to the Merger, any amendment of the Merger Agreement, any termination of the Merger Agreement or any waiver of any condition or any of the Company's rights thereunder may be effected only by the affirmative vote of at least a majority of the directors of the Company who are not officers of Purchaser or designees, stockholders or affiliates of Purchaser.

  Stockholders' Meeting. Pursuant to the Merger Agreement, following termination of the Offer, the Company will, if required in order to consummate the Merger, take all action necessary to convene and hold a meeting of holders of Shares as promptly as practicable following the purchase of Shares pursuant to the Offer to consider and vote upon the approval of the Merger Agreement and the Merger. In addition, subject to applicable law, the Board of Directors of the Company will recommend such approval, the Company will solicit such approval and at any such meeting all of the Shares then owned by the Purchaser Companies will be voted in favor of the Merger Agreement.

  The Merger Agreement also provides that, notwithstanding the preceding paragraph, in the event that Merger Sub acquires at least 90% of the outstanding Shares, if requested by Merger Sub, subject to the fulfillment or waiver of certain conditions in the Merger Agreement, the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable following the termination of the Offer, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

  Representations and Warranties. The Merger Agreement contains representations and warranties of one or both of the parties with respect to, among other things, (i) corporate organization, qualification and corporate power, (ii) ownership of subsidiaries and associated entities, (iii) authorized and outstanding capital, (iv) corporate authority, (v) required governmental filings and no conflicts with charter documents or material contracts, (vi) no material misstatements in filings made with the SEC and in financial statements, (vii) absence of material changes, (viii) no litigation or undisclosed liabilities, (ix) employee benefit and compensation plans and arrangements, (x) compliance with law, (xi) brokers and finders, (xii) related corporate actions by the Company, (xiii), the applicability of certain antitakeover statutes or regulations under the DGCL, (xiv) environmental matters, (xv) tax matters, (xvi) intangible property, and (xvii) the sufficiency of funds to consummate the Merger.

  Interim Operations. In the Merger Agreement, the Company has covenanted and agreed that, as to itself and its subsidiaries, among other things, between the date of the Merger Agreement and prior to the Effective Time, unless Purchaser otherwise agrees in writing and except as otherwise permitted or required by the Merger Agreement or set forth in a disclosure letter delivered by the Company to Purchaser on or prior to the date of the Merger Agreement (the "Disclosure Letter"):

    (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates;

    (b) the Company shall not: (A) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (B) amend the Company Certificate or Company By-laws or amend, modify or terminate the Rights Agreement, or redeem the Rights issued pursuant thereto; (C) split, combine or reclassify the outstanding Shares; or (D) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares;

    (c) neither the Company nor any of its subsidiaries will (A) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than, in the case of the Company, Shares issuable pursuant to Options outstanding under Option Plans on the date of the Merger Agreement; (B) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets or incur or modify any indebtedness or other liability other than in the ordinary and usual course of business; (C) acquire directly or indirectly by redemption or otherwise any shares of capital stock of the Company; (D) authorize capital expenditures for items other than those relating to Palmetto Lime LLC in excess of $250,000 individually or $1,500,000 in the aggregate; (E) authorize capital expenditures for items relating to Palmetto Lime LLC in excess of $8,500,000 in the aggregate; or (F) make any acquisition of another person or entity (by merger, consolidation or acquisition of stock or assets) or any investment in assets or stock of another person or entity;

    (d) neither the Company nor any of its subsidiaries will grant any severance or termination pay to, or enter into any employment severance agreement with any director, officer or other employee of the Company or such subsidiaries and neither the Company nor any of its subsidiaries shall establish, adopt, enter into, make any new grants or awards under or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

    (e) except in the ordinary and usual course of business and with the consent of Purchaser, neither the Company nor any of its subsidiaries shall settle or compromise any material claims or litigation or modify, amend or terminate any of its joint venture agreements, partnership agreements or material agreements, leases, permits, contracts, notes, mortgages, indentures, arrangements or other legal obligations ("Contracts") or waive, release or assign any material rights or claims;

    (f) neither the Company nor any of its subsidiaries shall make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Purchaser, except in the ordinary and usual course of business;

    (g) except as may be required as a result of a change in law or in generally accepted accounting principles, neither the Company nor any of its subsidiaries shall change any of the accounting practices or principles used by it;

    (h) neither the Company nor any of its subsidiaries shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger); and

    (i) neither the Company nor any of its subsidiaries will authorize or enter into any agreement to do any of the foregoing or take any action that would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect as of the date when made if such action had then been taken, or would result in any of the Offer Conditions not being satisfied.

  Actions Regarding the Rights. The Board of Directors of the Company agreed in the Merger Agreement to amend the Rights Agreement prior to the commencement of the Offer so that (i) the consummation of the transactions contemplated by the Merger Agreement will not cause Merger Sub and/or Purchaser to become an Acquiring Person (as defined in the Rights Agreement) or a Distribution Date or a Stock Acquisition Date (as such terms are defined in the Rights Agreement) to occur, irrespective of the number of Shares acquired pursuant to the Offer and
(ii) all outstanding Rights will expire upon the acceptance of Shares for payment pursuant to the Offer, whether or not such Rights are tendered and purchased pursuant to the Offer, and the Company, Merger Sub and Purchaser shall be relieved of any obligations under the Rights or the Rights Agreement to any holder (or former holder) of Rights following the consummation of the Offer. On March 5, 1998, the Company and the Rights Agent executed the First Amendment to Rights Agreement, which amended the Rights Agreement in these respects.

  No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it, its affiliates and their respective officers, directors, employees, representatives and agents (including, without limitation, any investment banker, attorneys or accountant retained by the Company or any of its subsidiaries) (collectively, the "Company Representatives") shall immediately cease all existing discussions or negotiations, if any, with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Transaction. In addition, neither the Company nor any Company Representatives may, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser and Merger Sub or their affiliates, associates and designees) concerning an Acquisition Proposal, unless (i) the Board of Directors of the Company determines in good faith, based upon advice of its outside legal counsel, that such action is necessary in order for the directors to comply with their respective fiduciary duties under applicable law and (ii) the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated and would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement (a "Superior Proposal"). In addition, the Merger Agreement also provides that the Company will notify Purchaser immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company, the name of the person making such proposals (unless identifying such party is otherwise prohibited by the terms of a confidentiality agreement in effect as of February 25, 1998), the material terms and conditions of such proposals and shall thereafter keep Purchaser informed, on a current basis of the status of such proposals and any such negotiations or discussions. Except to the extent such action would violate the fiduciary duties of the Board of Directors of the Company under applicable law, the Company has also agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party.

  Employee Benefits. The Merger Agreement provides that, effective as of the Effective Time and for one year following the Effective Time, the employees of the Company (other than employees covered by collective bargaining agreements) will continue to be provided with benefits under employee benefit plans (other than stock options or other plans involving the potential issuance of securities of the Company or Purchaser) which in the aggregate are substantially comparable to those currently provided by the Company to such employees. In addition, Purchaser will cause each employee benefit plan of Purchaser in which such employees are eligible to participate to take into account the service of such employees with the Company for purposes of eligibility and vesting thereunder as if such service were with Purchaser. In addition, Purchaser has agreed to and to cause the Surviving Corporation to honor without modification all employee benefit obligations to current and former employees of the Company accrued as of the Effective Time and, to the extent set forth in the Disclosure Letter, all employee severance plans in existence on the date of the Merger Agreement and all employment or severance agreements adopted by the Board of Directors of the Company and entered into prior to the date of the Merger Agreement.

  Employee Stock Ownership Trust. The Merger Agreement also provides that, as soon as practicable following the Effective Time, Purchaser and the Company shall take all actions necessary or appropriate to cause the Company's Employee Stock Ownership Trust, which implements and forms a part of the Company's Investment Plan (collectively, the "ESOP") to provide for the use of all proceeds received pursuant to the Offer from the tender of Shares allocated to the suspense account of the ESOP to, first, be applied to the repayment of the outstanding loan incurred by the ESOP, and, second, the balance be allocated to the participants' Employer Match ESOP accounts in proportion to the total aggregate value of such accounts of the participants as of the accounting date immediately preceding the Effective Time, except to the extent such allocation could exceed the limits on annual contributions pursuant to Section 415 of Section 424(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Purchaser and Company have also agreed that as soon as reasonably practicable after the Effective Time (or, if deemed appropriate by the parties, as soon as reasonably practicable after the receipt of a favorable determination letter from the Internal Revenue Service on the effect of termination of the ESOP), the Company and Purchaser shall terminate the ESOP and the proceeds thereof shall be distributed to the participants in accordance therewith, except that Purchaser has no obligation to implement the foregoing to the extent that the foregoing would violate the terms of the ESOP or jeopardize the tax-qualification status of the ESOP.

  Directors' and Officers' Insurance; Indemnification. The Merger Agreement provides that (a) from and after the Effective Time, Purchaser will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company, determined as of the Effective Time (the "Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action arising out of matters existing or occurring at or prior to the Effective Time, regardless of whether such claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under Delaware law or the Company Certificate or By-laws in effect on the date of the Merger Agreement (and advance to such Indemnified Party expenses as incurred to the fullest extent permitted under applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), provided that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Delaware law or the Company Certificate or By-laws shall be made by independent legal counsel selected by the Surviving Corporation. Subject to certain restrictions in the event of a conflict of interest between Purchaser or the Surviving Corporation and any Indemnified Party, in the event of any Action giving rise to such a claim of indemnification, Purchaser or the Surviving Corporation shall have the right to assume the defense thereof and Purchaser shall not be liable for legal expenses of other counsel or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. The Surviving Corporation shall be permitted to maintain the Company's existing officers' and directors' liability insurance policy for a period of two years after the Effective Time so long as the annual premium therefor is not in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement, provided that, in the event such existing insurance expires, is terminated or is canceled during such two-year period, the Surviving Corporation will use its best efforts to obtain as much officers' and directors' liability insurance as can be obtained for the remainder of such period for a premium not in excess of the last annual premium paid prior to the date of the Merger Agreement.

  Further Assurances. In the Merger Agreement, each of the parties agrees to promptly make their respective filings under the HSR Act, under Section 252 of the DGCL and as required under the Exchange Act (collectively, the "Regulatory Filings"), and thereafter make any other required submissions under the HSR Act and other Regulatory Filings with respect to the Offer and the Merger, and to use all reasonable best efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement which efforts shall include, without limitation, cooperation in the preparation and filing of the Offer Documents, this Schedule 14D-9, the Company's proxy or information statement with respect to any meeting of holders of Shares required following termination of the Offer, any required filings under the HSR Act or other foreign filings and any amendments to any thereof. In addition, the Company has agreed to use all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to Contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger and to cooperate with Purchaser and Merger Sub in consummating the financing for the Offer and the Merger and any refinancing of the Company's indebtedness. Notwithstanding the foregoing, Purchaser will not be obligated to make or accept or engage in negotiations for any settlement with any Governmental Entity or any other arrangement involving the sale, disposition or separate holding, through the establishment of a trust, or otherwise, of the business or any of the assets of the Company or any of its subsidiaries acquired pursuant to the Merger Agreement, or any portion thereof, or particular assets of Purchaser, its subsidiaries or any of the Purchaser Companies in order to complete the transactions contemplated by the Merger Agreement. The Company has also agreed to promptly make all filings, notifications, applications, permit transfers and other submissions ("Environmental Submissions") relating to the Offer and the Merger that may be required pursuant to any applicable environmental law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement and to provide Purchaser with copies of all Environmental Submissions at the time of filing, and Purchaser has agreed to cooperate with the Company in the preparation and execution of all Environmental Submissions.

  Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the fulfillment of the following conditions, any of which may be waived in whole or in part to the extent permitted by applicable law: (a) if required, the Merger Agreement shall have been duly approved by the holders of a majority of Shares, in accordance with applicable law and the Company Certificate and By-laws; (b) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no statute, rule, regulation, judgment, decree, injunction or order shall have been enacted, issued, promulgated, enforced or entered by any United States or state court or other Governmental Entity which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement or imposes material restrictions on Purchaser or the Company in connection with the consummation of the Merger or with respect to their business operations, either prior to or subsequent to the Merger; and (d) Merger Sub (or one of the Purchaser Companies) shall have purchased Shares pursuant to the Offer. The Merger Agreement provides that the obligations of Purchaser and Merger Sub to consummate the Merger are further subject to the conditions that (i) all filings with any Governmental Entity required to be made prior to the Effective Time with, and all consents, approvals and authorizations required to be obtained prior to the Effective Time from any Governmental Entity in connection with the execution and delivery of the Merger Agreement and the consummation of the Merger by the Company, Purchaser and Merger Sub shall have been made or obtained, (ii) the Company shall have fulfilled its obligations under the Merger Agreement to cancel all Options outstanding under the Company's Option Plans, (iii) the Company's representations under the Merger Agreement that Article Sixth of the Company Certificate is inapplicable to the Offer and the Merger and that the Company has taken all necessary action under the Rights Agreement to prevent Merger Sub and/or Purchaser from becoming an Acquiring Person (as defined in the Rights Agreement) or the occurrence of a Distribution Date or a Stock Acquisition Date (as such terms are defined in the Rights Agreement) shall be true and correct as if made as of such date.

  Termination. The Merger Agreement provides that it may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, before or after the approval of the transactions contemplated by the Merger Agreement by the holder of Shares: (a) by mutual consent of Purchaser and the Company, by action of their respective Boards of Directors; (b) by action of the Board or Directors of either the Company or Purchaser if: (A) Merger Sub, or any Purchaser Company, shall have terminated the Offer without purchasing any Shares pursuant thereto; (B) the Merger shall not have been consummated by August 31, 1998, whether or not such date is before or after the approval by holders of Shares; (C) if required, the approval of the stockholders of the Company shall not have been obtained at a meeting duly convened therefor; or (D) any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States or any country in which either the Company or Purchaser, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; (c) by Purchaser and Merger Sub at any time prior to the Effective Time, before or after the approval of the transactions contemplated by the Merger Agreement by holders of Shares, by action of the Board of Directors of Purchaser if: (A) the Company shall have breached or failed to perform any of its covenants or agreements contained in the Merger Agreement required to be complied with or performed prior to the date of termination and shall not have cured such breach or failure within certain time periods or any of the representations or warranties of the Company contained in the Merger Agreement shall have been inaccurate or incomplete when made, unless such failures could not be reasonably expected to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole or would not prevent or materially delay the transactions contemplated by the Merger Agreement or impair the ability of the parties thereto, following consummation of the Offer or the Merger, to conduct any material business or operations in any jurisdiction where they are now being conducted; (B) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn in a manner adverse to Purchaser or Merger Sub its approval or recommendation of the Offer, the Merger Agreement or the Merger or, upon request by Purchaser, shall have failed to reconfirm such approval or recommendation, or shall have endorsed, approved or recommended any other Acquisition Proposal or shall have resolved to do any of the foregoing; or (C) the Company or any

Company Representatives shall have not ceased existing discussions and negotiations concerning an Acquisition Transaction or shall have encouraged or solicited an Acquisition Proposal (each as proscribed by the Merger Agreement), unless such actions are required by fiduciary obligations under applicable law as advised in writing by counsel; or (d) by the Company prior to the Effective Time, before or after approval by holders of Shares, by action of the Board of Directors of the Company if: (A) Purchaser or Merger Sub or another Purchaser Company shall have breached or failed to perform any of its covenants or agreements contained in the Merger Agreement required to be complied with or performed prior to the date of termination and shall not have cured such breach or failure within certain time periods; or (B) if the Company is not in material breach of any of the terms of the Merger Agreement, the Board of Directors of the Company authorizes the Company to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Purchaser in writing that it intends to enter into such an agreement, and Purchaser does not make within two business days of such notification an offer that the Board of Directors determines is at least as favorable to the stockholders of the Company as the Superior Proposal, and the Company pays to Purchaser the Termination Fee (as defined herein).

  Termination Fee. The Company has agreed to pay to Purchaser a termination fee (the "Termination Fee") of $8 million (and to reimburse Purchaser for certain out-of-pocket expenses up to a maximum amount of $1.5 million) if either: (a) the Offer has remained open for at least twenty business days, a third party shall have become the beneficial owner of 20% or more of the outstanding Shares or shall have announced its intention to make an Acquisition Proposal or commenced or announced its intention to commence a tender offer for 20% or more of the outstanding Shares and the Minimum Condition shall not have been satisfied, and the Offer is terminated without the purchase of any Shares thereunder; or (b) the Merger Agreement shall have been terminated by Purchaser pursuant to clauses (c)(B) or (C) of the foregoing paragraph or by the Company pursuant to clause (d)(B) of the foregoing paragraph.

  Amendment. The Merger Agreement provides that, subject to the applicable provisions of the DGCL, the Merger Agreement may be amended or modified by written agreement executed and delivered by duly authorized officers of the respective parties thereto.

                     ARRANGEMENTS WITH EXECUTIVE OFFICERS,
                     DIRECTORS OR AFFILIATES OF THE COMPANY

SEVERANCE AGREEMENTS

  The Company currently has separate agreements (collectively, the "Severance Agreements") with each of Paul F. Hummer II, Max C. Aiken, Michael B. Cooney and Gary L. Roberts under which each such officer would be given severance benefits in the event that his employment with the Company is terminated by the Company for any reason other than death, disability, retirement or "cause" or by the officer for "good reason" within three years of a change in control of the Company (except that in all such agreements the rights to severance benefits terminate upon reaching age 65 if it occurs before the expiration of three years after a change in control). Each agreement is for a term of three years, subject to automatic extension each year for an additional year unless the Company gives a 60-day notice that the term will not be so extended prior to the end of the year, except if there is a change in control of the Company prior to such notice. Each agreement would require a lump-sum cash payment generally in an amount equal to 2.99 times the officer's then-current annual base salary and then-current full year bonus (except that such multiplier will be subject to a declining pro rata reduction from the date of such officer's 62nd birthday until his 65th birthday, based upon the number of months left until such officer's 65th birthday at the effective date of his termination). If payment of the foregoing amounts and any other benefits received or receivable subject such officer to payment of federal excise taxes, the total amount payable to such officer shall be increased by an amount sufficient to satisfy the excise tax and the additional excise and income taxes thereon.

  For purposes of the Severance Agreements, the Offer and the Merger will each qualify as a "change in control" of the Company. "Termination" generally includes any event which severs the officer's employment relationship with the Company, other than termination due to death, disability or retirement or dismissal for cause. The Severance Agreements provide severance benefits in the event the officer terminates his employment for "good reason." "Good reason" is generally defined in each such agreement as (i) assignment of duties inconsistent with the officer's then-current position, status or responsibilities; (ii) reduction of the officer's then-current base salary; (iii) elimination of the officer's then-current participation level in the Company's bonus plans or employee benefit plans; (iv) geographic relocation of the officer; or (v) failure by the Company to obtain assumption of the agreement by any successor.

  In addition, the Company is a party to certain other severance enhancement agreements (the "Severance Enhancement Agreements") with each of Jurgen H. Abels, Ronald L. Bramblett, Frank J. Cordie, Daniel Y. Hagan, John L. Kelsey and one other employee under which each such officer or employee would be given enhanced severance benefits in addition to those that such officer or employee would otherwise be entitled under the Company's normal severance policies in the event that such officer's or employee's employment with the Company is terminated by the Company for reasons other than death, disability, retirement or cause or by the officer or employee for "good reason" within one year of a change in control of the Company. Each agreement would require a lump-sum cash payment generally in an amount equal to approximately one-half to one times the officer's or employee's then-current annual base salary, in addition to a cash payment equal to two times the officer's or employee's weekly base salary in the event that less than two weeks' notice of termination is given to the officer or employee. The agreements also provide for the continuation of medical benefits for a certain period of months following any such termination.

  For purposes of the Severance Enhancement Agreements, the Offer and the Merger will each qualify as a "change in control" of the Company. "Good reason" is generally defined in each such Severance Enhancement Agreement as: (i) reduction of the officer's or employee's then-current base salary; (ii) elimination of the officer's or employee's then-current participation level in the Company's bonus plans or employee benefit plans; (iii) the non-payment of moving expenses in connection with a geographic relocation of the officer or employee; or (iv) failure by the Company to continue in effect any employee benefit plan in which the officer or employee was participating at the time of the change in control or deprive the officer or employee of any benefit thereunder or under the Company's normal vacation policy.

STOCK OPTIONS

  The Merger Agreement provides that each Option granted under the Company's Option Plans will be canceled in exchange for an Option Payment. However, the Merger Agreement also provides that Paul F. Hummer II, who serves as the Chairman of the Board, President and Chief Executive Officer of the Company, may, not less than ten business days prior to the Effective Time, in lieu of receipt of the Option Payment for his Options, make an irrevocable election to convert up to 75,000 Shares subject to Options held by him into Purchaser Options on the same terms of the applicable Option Plans and stock option agreements by which the Options are evidenced, except with respect to the number of shares of Purchaser Common Stock to be received upon exercise and the exercise price thereof. Each Share subject to the Purchaser Option will be converted into 1.405 shares of Purchaser Common Stock (the "Conversion Fraction"). The per share exercise price of such Purchaser Options will be equal to the former per share exercise price of the related Option divided by the Conversion Fraction, subject to applicable requirements of the Code.

  Assuming that Mr. Hummer elects to convert the entire 75,000 Shares subject to an Option, then following the Effective Time, Mr. Hummer's Purchaser Option will be exercisable for 105,375 shares of Purchaser Common Stock. The exercise price of Mr. Hummer's Options range from $6.17 to $9.32, so Mr. Hummer's exercise price under the Purchaser Options will range from $4.39 to $6.63, depending upon the Options that Mr. Hummer elects to convert. On March 5, 1998, the last full trading day prior to the commencement of the Offer, the reported closing sales price per share of Purchaser Common Stock on the NYSE was $15.875.

  Pursuant to the Merger Agreement, at or prior to the Effective Time, Purchaser shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise of the Purchaser Option and, as soon as administratively feasible following the Effective Time, shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Purchaser Common Stock subject to such Purchaser Option (or shall cause such Purchase Option to be deemed to be an option issued pursuant to a Purchaser stock option plan for which Purchaser Common Stock has previously been registered pursuant to an appropriate registration form). Purchaser shall use its best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Purchaser Option remains outstanding.

CERTAIN PROVISIONS IN THE MERGER AGREEMENT

  As described above, the Merger Agreement provides that, during the one-year period following the Effective Time, employees of the Company will receive employee benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the date of the Merger Agreement. With respect to such benefits, service accrued with the Company and its subsidiaries by such employees will be recognized for purposes of eligibility and vesting. The Merger Agreement further provides that Purchaser honor, without modification, all employment and severance agreements with employees and former employees of the Company. In addition, the Merger Agreement provides for termination of the ESOP and the allocation of net proceeds from the tendering of Shares in the ESOP's suspense account (after the payment of the ESOP's loan balance) to the Employer Match ESOP accounts of participants. See "The Merger Agreement--Employee Benefits; Employee Stock Ownership Trust."

  The Merger Agreement also provides for Purchaser to, and to cause the Surviving Corporation to, indemnify and hold harmless the Company's officers and directors against costs incurred in connection with any Action arising out of matters existing or occurring at or prior to the Effective Time to the full extent permitted under Delaware law or the Company Certificate or By-laws. Purchaser has also agreed that the Surviving Corporation shall be entitled to maintain the Company's existing officers' and directors' liability insurance policy for a period of not less than two years after the Effective Date. See "The Merger Agreement--Directors' and Officers' Insurance and Indemnification."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors of the Company. The Board of Directors of the Company has unanimously approved the Offer and the Merger, and the Merger Agreement and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

  A letter to the Company's stockholders communicating the recommendation of the Board of Directors of the Company and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

  (b) Background of the Transaction; Reasons for the Company Board's Recommendation.

                         BACKGROUND OF THE TRANSACTION

  For some time, management of the Company and its Board of Directors have discussed the status of the refractory business, its fragmentation and the necessity of growing the Company's refractories business in order for it to sustain and/or increase the Company's profitability. Consistent with this strategy, in July 1994, the Company acquired the refractory assets of General Refractories Company. Over the next two years, management's efforts were directed to the successful integration of the General Refractories Company assets into the Company's refractories business. During this time period, management discussed internally several other acquisition candidates in the refractories business. Informal discussions were held with several of these companies with regard to a potential combination of their respective refractories businesses with that of the Company. None of these discussions advanced beyond the stage of informal discussions.

  In August 1997, the Board of Directors authorized the retention of A.T. Kearney Associates, Inc. ("A.T. Kearney") to review the Company's strategic position in its businesses as well as its management resources in order to present the Board with recommendations to enhance the long-term value of the Company's stockholders. A.T. Kearney dedicated a significant amount of time with the Company's management in identifying internal and external structural issues that were inhibiting the Company from significantly improving profitability. At the end of this process, A.T. Kearney prepared a report that set forth recommendations encompassing the following four alternative strategies: (i) address the Company's structural problems to improve profitability; (ii) sell the Company's lime business and reinvest the proceeds into the Company's refractories business; (iii) sell the Company's refractories business and reinvest the proceeds in the Company's lime business; or (iv) sell the Company.

  On November 13, 1997, A.T. Kearney presented its final report to the Board of Directors of the Company. At that meeting, after discussing in great detail the four alternatives set forth in the A.T. Kearney report, the consensus of the Board was that the sale of the Company was the best course of action to pursue. During the course of the meeting, the management, the Board and the representatives of A.T. Kearney identified two companies that were considered to be the most likely candidates to be interested in acquiring the Company. One of these companies was Purchaser. The Board of Directors directed Paul F. Hummer II, as Chairman of the Board, President and Chief Executive Officer of the Company, to contact both companies in order to assess the degree of interest that such companies would have in pursuing discussions with respect to the possible purchase of the Company. Management was also instructed by the Board to identify and interview several prospective investment banking firms with a view toward retaining one such firm to act as the Company's financial advisor in a potential transaction.

  On November 19, 1997, Mr. Hummer contacted by telephone J.L. Jackson, the Chairman of the Board and Chief Executive Officer of Purchaser, to gauge Purchaser's interest in further discussions. Mr. Hummer and Mr. Jackson agreed to meet to discuss preliminarily a possible transaction between the parties. The meeting was scheduled for December 1, 1997 at the offices of Purchaser. Mr. Hummer made a similar contact with the other party identified by the Board as a likely prospective acquirer and scheduled similar meetings with its representatives.

  In preparation for the December 1, 1997 meeting, Juan M. Bravo, the President of Harbison-Walker Refractories Company ("H-W Refractories"), the refractory subsidiary of Purchaser, traveled to the Company's headquarters in Mexico, Missouri to discuss the concept of merging the Company with Purchaser or a subsidiary of Purchaser.

  On December 1, 1997, Mr. Hummer and Michael B. Cooney, Senior Vice President Law/Administration and Secretary of the Company, met with Mr. Jackson, Graham
L. Adelman, Senior Vice President, General Counsel and Secretary of Purchaser, Mr. Bravo and Dirk H. Hilkmann, Vice President--Planning and Development of H-W Refractories at Purchaser's offices in Dallas, Texas. At this meeting, the parties discussed the need to consolidate and outlined the perceived benefits that would accrue from a combination of the two companies. The parties also discussed a number of transaction structuring issues on a preliminary basis. As the parties had not yet executed a confidentiality agreement at this date, no proprietary information with respect to the respective businesses was discussed and no non-public financial information was exchanged. Both parties agreed that further discussions should continue with respect to a possible business combination.

  On December 5, 1997, management of the Company conducted interviews with several nationally recognized investment banking firms with respect to the retention by the Company of one of these firms as its financial advisor. At the end of these interviews, management selected Credit Suisse First Boston Corporation ("Credit Suisse First Boston") as its financial advisor and negotiated a fee arrangement that discounted the transactional fee that Credit Suisse First Boston would receive in the event that the Company combined with one of the two identified companies.

  Commencing on December 4, 1997, a number of telephone calls were exchanged between management personnel of the Company and of Purchaser with respect to the negotiation and execution of a confidentiality agreement between the parties. The definitive Confidentiality Agreement was executed by the parties on December 12, 1997. Similar discussions occurred with respect to the other identified party and a definitive confidentiality agreement was signed between the Company and such other party in early January 1998.

  On December 22, 1997, the Board of Directors of the Company convened a meeting by telephone in order for management of the Company to apprise the Board of the status of its discussions with both identified acquirer candidates. Because the December 1, 1997 meeting between the Company and Purchaser had raised the possibility of a stock-for-stock combination, Mr. Hummer discussed this possible structure in some detail. Representatives of Credit Suisse First Boston also participated in the telephonic meeting and outlined the strategy of conducting parallel discussions between the Company and the two parties. It was determined that management should arrange meetings with both candidates to determine their interest in moving forward with these discussions.

  On January 7, 1998, Mr. Hummer, Mr. Cooney, John L. Kelsey, Vice President of the Company, and Gary L. Roberts, Vice President and Chief Financial Officer of the Company, met with Mr. Jackson, Mr. Adelman, Mr. Bravo and Mr. Hilkmann at the offices of Purchaser in Dallas, Texas. At this meeting, the parties discussed potential structures for a transaction. Purchaser advised the Company at this meeting that its preferred structure for acquisition of the Company involved a complete acquisition of the Company for cash or an establishment of a joint venture in which Purchaser would control at least 80% of the equity interest. Mr. Jackson and Mr. Hummer also met privately to discuss personnel and operational matters in the context of an acquisition transaction.

  Following the meeting and over the next several weeks, the Company responded to diligence requests and conducted meetings with respect to operational issues and tours of the Company's facilities with both interested parties. Discussions were also held between representatives of Credit Suisse First Boston and the financial advisors of the each of interested parties regarding the scope of due diligence required and the timetable for making a written proposal to the Company with respect to the structure and financial terms of a proposed transaction.

  On February 9, 1998, Mr. Hummer met with Mr. Jackson at Purchaser's offices in Dallas to discuss the business of Purchaser and the possibility of Mr. Hummer and certain other of the Company's executive officers continuing with the combined operations. The terms of the Termination Compensation Agreements between the Company and Messrs. Hummer, Cooney and Roberts and Mr. Max C. Aiken, Executive Vice President of the Company, were discussed in the context of the proposed structure of an acquisition transaction by Purchaser. Mr. Jackson also inquired as to the interest of certain executive officers in converting a portion of their Options to Purchaser Options.

  At the Company's Board of Directors meeting held on February 12, 1998, Credit Suisse First Boston presented an update to the Board with respect to the continuing discussions that the Company was having with both interested parties. In its presentation, Credit Suisse First Boston identified the key steps in the process of obtaining financial proposals, reviewed a timetable of events, discussed valuation methodology and other valuation issues and presented an analysis that included data on comparable companies, comparable acquisitions and the Company's recent trading history. The Board of Directors authorized the grant of severance enhancement agreements to six additional officers or employees of the Company pursuant to which each such officer or employee would receive a severance payment equal to six months' salary, in addition to the Company's normal severance benefits, if the officer or employee was terminated or resigned in certain designated circumstances within one year after the date of consummation of an acquisition.

  On February 18, 1998, Mr. Hummer again met with Mr. Jackson in Dallas. At this meeting, Mr. Jackson expressed Purchaser's strong interest in acquiring the Company. Mr. Hummer also disclosed to Mr. Jackson, the Board's grant of the severance enhancement agreements with the six officers or employees.

  On February 23, 1998, a non-binding written proposal was received by the Company from Purchaser through Credit Suisse First Boston pursuant to which Purchaser proposed to acquire all of the outstanding stock (on a fully diluted basis) for $22.00 per share in cash. The proposal was conditioned upon the completion of several items of due diligence, the negotiation of a definitive agreement with respect to a tender offer and merger and the approval of the transaction by the Boards of Directors of both companies. A non-binding written proposal was also received by the Company from the other identified party through Credit Suisse First Boston on the same date. The other proposal was also an all-cash bid for all the outstanding stock (or a fully diluted basis) for a lesser price per Share than that proposed by Purchaser.

  On February 24, 1998, a telephonic Board meeting was held to discuss both written proposals that had been received by the Company to date. With the advice and assistance of Credit Suisse First Boston and the Company's outside legal counsel, the Company reviewed and analyzed the competing proposals. There was a consensus of the Board that the proposal of Purchaser appeared to be the superior proposal and that this proposal should be pursued. If negotiations resulted in definitive agreement, the Board directed management to report back to the Board of Directors with management's recommendation.

  On February 25, 1998, Purchaser requested an exclusivity agreement by which the Company would agree to pursue negotiations with respect to a definitive acquisition agreement solely with Purchaser during an agreed-upon period of time. The Company indicated its willingness to enter into such exclusive negotiations and the parties negotiated and executed the Exclusivity Agreement.

  On February 26 and 27, 1998, representatives of management of the Company and of Purchaser met in St. Louis, Missouri with their respective legal and financial advisors to negotiate a definitive Merger Agreement. The form of the Merger Agreement, pursuant to which Purchaser agreed to initiate the Offer for all of the Shares for a price of $22.00, net to the seller in cash, and to consummate the Merger for the balance of the Shares not purchased in the Offer at $22.00 in cash, was agreed to in principle by the parties in the morning of March 2, 1998, subject to the approvals of the respective Boards of Directors of the parties and the completion of due diligence by Purchaser. The terms of the Offer and the Merger were presented to the respective Boards for approval in the afternoon and evening of March 2, 1998. The definitive Merger Agreement was executed on March 3, 1998 after Purchaser's completion of its pre-execution diligence and a public announcement of the execution of the Merger Agreement was made prior to the opening of trading on the NYSE on March 4, 1998.

      REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE COMPANY BOARD

  In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors of the Company considered a number of factors, including:

    1. the presentations and views expressed by management of the Company (at the meetings of the Board of Directors of the Company held on November 13, 1997, December 22, 1997, February 12, 1997, February 24, 1997 and March 2, 1998 and at previous meetings of the Board) regarding, among other things:
  (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of the Company if it were to remain independent; (b) the strategic alternatives available to the Company; (c) the fact that in view of the discussions held with both interested parties, management of the Company believed it was unlikely that the other interested party would propose an acquisition or strategic business combination that, taken as a whole, would be more favorable to the Company and its stockholders than the Offer and the Merger; and (d) the recommendation of the Offer and the Merger by the management of the Company;

    2. the oral and written presentation of A.T. Kearney at the meeting of the Board of Directors of the Company held on November 13, 1997 setting forth the four alternative strategies available to the Company and the presentations of Credit Suisse First Boston at subsequent Board meetings on December 22, 1997,

  February 12, 1998, February 24, 1998 and March 2, 1998 and the fairness opinion of Credit Suisse First Boston, expressed orally and confirmed in writing at the March 2, 1998 meeting, to the effect that, as of such date, the Offer and the Merger are fair, from a financial point of view, to the Company's stockholders. The full text of the opinion of Credit Suisse First Boston, dated as of March 2, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Exhibit 5 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF CREDIT SUISSE FIRST BOSTON CAREFULLY IN ITS ENTIRETY.

    3. the historical market prices and the recent trading activity of the Shares, including the fact that the Offer Price represents a premium of approximately 24% over the reported closing price of the Shares on the NYSE on the last full trading day preceding the public announcement of the execution of the Merger Agreement;

    4. the extensive arms-length negotiations between the Company and Purchaser leading to the belief of the Board of Directors of the Company that $22.00 per Share represented the highest price per Share that could be negotiated with Purchaser;

    5. the history of the Company's discussions with other party thought to be, along with Purchaser, the most likely candidate to acquire the Company, including, without limitation, (i) the fair and ample opportunity provided to the other party to submit a superior proposal to the Company, and (ii) that the proposal made by such other party contemplating the acquisition of the Company was at a price that was significantly less than $22.00 per Share;

    6. that the Offer and the Merger provide for a prompt Offer for all Shares to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

    7. that, in the Merger Agreement, Purchaser and Merger Sub have agreed to honor all employment and severance agreements and arrangements with respect to employees and former employees of the Company, and that, effective as of the Effective Time and for a one-year period thereafter, the Company's employees will be provided with employee benefits that are no less favorable in the aggregate than those provided to such employees prior to the date of execution of the Merger Agreement;

    8. other provisions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Purchaser and Merger Sub to terminate the Offer or the Merger Agreement;

    9. the regulatory approvals required to consummate the Merger, including, among others, antitrust approval, the prospects for receiving such approval and agreements in the Merger Agreement with respect to seeking to obtain such approval;

    10. the business reputation and capabilities of Purchaser and its management, and Purchaser's financial strength, including its ability to finance the Offer;

    11. the fact that pursuant to the Merger Agreement, the Board of Directors of the Company has the right to participate in discussions or negotiations (including, as a part thereof, making any offer or proposal) with or furnish information to third parties making an unsolicited Acquisition Proposal or approve an unsolicited Acquisition Proposal if the Board determines in good faith, after receiving advice from its financial advisor, that such third party has submitted to the Company an Acquisition Proposal which is a Superior Proposal, or, the Board determines in good faith, based upon the advice of its outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or to approve such an Acquisition Proposal would violate the Board's fiduciary duties;

    12. the fact that pursuant to the Merger Agreement, the Board of Directors of the Company has the right, upon payment to Purchaser of an $8 million termination fee (and Purchaser's out-of-pocket costs and expenses of up to $1.5 million), to terminate the Merger Agreement if, prior to the purchase of Shares, a third party shall have made an Acquisition Proposal that the Company Board determines in good faith, after consultation with its financial advisor, is a Superior Proposal;

    13. that the strategic fit between the Company and Purchaser offers the opportunity for substantial synergies; and

    14. the Company's belief that the combined company would be better able to respond to the needs of consumers and customers, the increased competitiveness of the industrial lime and refractory products industry and the opportunities that changes in the industrial lime and refractory products industry might bring.

  The foregoing discussion of information and factors considered and given weight by the Board of Directors of the Company is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors of the Company did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors of the Company may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to the terms of a letter agreement, dated December 17, 1997 (the "Credit Suisse First Boston Letter Agreement"), the Company retained Credit Suisse First Boston, in part, to assist the Company as its exclusive financial advisor in considering the desirability and feasibility of effecting various strategies for maximizing the Company's value to its stockholders, including, among other things, a merger or sale of the Company.

  The Company agreed in the Credit Suisse First Boston Letter Agreement to pay to Credit Suisse First Boston transaction fee of 1.375% of the total fair market value of all consideration paid or payable to the Company or the Company's stockholders or contributed or to be contributed by the Company in connection with the sale, with a reduction to 1.125% (which is the fee percentage that is applicable to the Offer and the Merger) if the definitive agreement for such sale was executed with previously identified parties and such agreement was delivered before the Company had requested Credit Suisse First Boston to initiate a formal marketing process in connection with the sale. The Company currently estimates the transaction fee due to Credit Suisse First Boston would be approximately $2.5 million. The Company paid Credit Suisse First Boston a financial advisory fee of $150,000 upon execution of the Credit Suisse First Boston Letter Agreement, which fee is fully creditable against the transaction fee, and has agreed to reimburse Credit Suisse First Boston for all out-of-pocket expenses incurred by Credit Suisse First Boston (including fees and expenses of its legal counsel, if any, and any other advisor retained by Credit Suisse First Boston) resulting from or arising out of such engagement. In connection with the matters contemplated by the Credit Suisse First Boston Letter Agreement, the Company also entered into a separate letter agreement, dated as of December 17, 1997, to indemnify Credit Suisse First Boston against certain liabilities arising out of or in connection with Credit Suisse First Boston's engagement. In addition, the Company has agreed that in the event of any termination of Credit Suisse First Boston's engagement under the Credit Suisse First Boston Letter Agreement, Credit Suisse First Boston will continue to be entitled to the full transaction fee described above in the event that, at any time prior to the expiration of two years after such termination, the Company consummates or enters into an agreement providing for the sale of the Company.

  Credit Suisse First Boston may from time to time effect transactions and hold positions in securities of the Company and Purchaser.

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1 Agreement and Plan of Merger, dated as of March 3, 1998, by and among A. P. Green Industries, Inc., Global Industrial Technologies,
           Inc. and BGN Acquisition Corp. (including Annex A thereto).
 Exhibit 2 Confidentiality Agreement, dated December 12, 1997, between A. P.
           Green Industries, Inc. and Global Industrial Technologies, Inc.
 Exhibit 3 Letter to Stockholders of A. P. Green Industries, Inc., dated March
           6, 1998.*
 Exhibit 4 Press Release issued by A. P. Green Industries, Inc. on March 4,
           1998.
 Exhibit 5 Opinion of Credit Suisse First Boston Corporation, dated as of March
           2, 1998.*

--------
* Included in copies of Schedule 14D-9 mailed to stockholders.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 1998
                                          A. P. Green Industries, Inc.

                                          By: /s/ Paul F. Hummer
                                             ----------------------------------
                                          Name: Paul F. Hummer II
                                          Title: Chairman of the Board,
                                              President and Chief Executive
                                              Officer

                                 EXHIBIT INDEX

 Exhibit 1 Agreement and Plan of Merger, dated as of March 3, 1998, by and among A. P. Green Industries, Inc., Global Industrial Technologies,
           Inc. and BGN Acquisition Corp. (including Annex A thereto).
 Exhibit 2 Confidentiality Agreement, dated December 12, 1997, between A. P.
           Green Industries, Inc. and Global Industrial Technologies, Inc.
 Exhibit 3 Letter to Stockholders of A. P. Green Industries, Inc., dated March
           6, 1998.
 Exhibit 4 Press Release issued by A. P. Green Industries, Inc. on March 4,
           1998.
 Exhibit 5 Opinion of Credit Suisse First Boston Corporation, dated as of March
           2, 1998.